As filed with the Securities and Exchange Commission on November 18, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NetIQ Corporation
(Name of Subject Company (Issuer))

NetIQ Corporation
(Name of Filing Person (Offeror))

Options under NetIQ Corporation 1995 Stock Plan, Amended and Restated as of September 16, 2002,
NetIQ Corporation 2002 Stock Plan,
Mission Critical Software, Inc. 1997 Stock Plan (as amended May 21, 1999),
WebTrends Corporation 1997 Stock Incentive Compensation Plan and
NetIQ Corporation Amended and Restated 1998 Stock Incentive Compensation Plan
To Purchase Common Stock Par Value $.001 per Share of NetIQ Corporation
Held by Eligible Option Holders
(Title of Class of Securities)

*
(CUSIP Number of Class of Securities)

Copies to:
Charles M. Boesenberg NetIQ Corporation 3553 North First Street San Jose, CA 95134 Tel: (408) 856-3000 Fax: (408) 856-1804	Jean M. McLoughlin, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 Tel: (650) 752-2000 Fax: (650) 752-2111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

*	There is no trading market or CUSIP Number for the options. The CUSIP Number for the underlying Common Stock is 64115P 10 2.

Transaction Valuation*	Amount of Filing Fee
$204,098,170	$18,780

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 10,633,084 shares of common stock of NetIQ Corporation having a weighted average exercise price of $30.3551 will be exchanged pursuant to this offer. The aggregate value of such options was calculated on the Black-Scholes option pricing model. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to our offer to exchange options to purchase shares of our common stock, par value $.001 per share, held by our current employees (other than our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Technology Officer) as described more fully in the offer documents.

We will grant new options in exchange for validly tendered and accepted options in the following manner:

•	each outstanding option with an exercise price less than or equal to $24.00 per share may be exchanged for a new option to purchase the same number of shares as the option being exchanged;

•
each outstanding option with an exercise price greater than $24.00 per share but less than $30.00 per share may be exchanged for a new option to purchase two shares of common stock for every three shares subject to the option being exchanged; and

•
each outstanding option with an exercise price greater than or equal to $30.00 per share may be exchanged for a new option to purchase one share of our common stock for every two shares subject to the option being exchanged.

In addition, any employee that decides to exchange any option hereunder will be required to also exchange all options granted to such employee since May 18, 2002.

Options to purchase fractional shares will not be granted. In the event the exchange rates described above would result in the granting of a fractional share, the number of shares subject to such options will be rounded down to the nearest whole number.

We will grant the new options on the first day that is six months and one day following the date when we cancel the options accepted for exchange, provided that if such day is not a business day, we will grant the new options on the next business day. As the scheduled expiration date of the Offer is December 18, 2002, we currently anticipate that the options accepted for exchange will be cancelled on December 19, 2002 and that the new options will be granted on June 20, 2003.

For all employees, except our employees in Italy, who tender options, the exercise price of the new options will be based on the higher of the fair market value of NetIQ common stock at the time of cancellation of the tendered option or the fair market value of NetIQ common stock on the date the new option is granted. In accordance with the terms of the Option Plans, the fair market value of NetIQ common stock will be determined as equal to the highest of:

(i)	the closing sale price per share on the trading day immediately before the date the price is set;

(ii)	the average of the high and low per share sale price on the date the price is set; or

(iii)	the closing sale price per share on the date the price is set for NetIQ stock as reported by the Nasdaq National Market. This offer will be upon the terms and subject to the conditions in the Offer to Exchange dated November 18, 2002 attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”) and the related Letter of Transmittal attached hereto as Exhibit (a)(1)(B) (the “Letter of Transmittal”).

Employees working in Italy should see the information contained under the caption “Important Legal and Tax Information for Non-U.S. Employees” in the Offer to Exchange for pricing information related to the new options.

The information in the Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, except as otherwise set forth below.

Item 1.    Summary Term Sheet

The information set forth under “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference.

i

Item 2.    Subject Company Information

(a)  Name and Address.

The name of the issuer is NetIQ Corporation, a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 3553 North First Street, San Jose, CA 95134, and its telephone number is (408) 856-3000. The information set forth in the Offer to Exchange under “Information Concerning NetIQ” is incorporated herein by reference.

(b)  Securities.

This Schedule TO relates to an offer by the Company, to current employees of the Company or its subsidiaries (other than our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Technology Officer) who hold options to purchase shares of our common stock, to exchange all such options outstanding as of the date hereof under the NetIQ Corporation 1995 Stock Plan, Amended and Restated as of September 16, 2002, the NetIQ Corporation 2002 Stock Plan, the Mission Critical Software, Inc. 1997 Stock Plan (as amended May 21, 1999), the WebTrends Corporation 1997 Stock Incentive Compensation Plan and the NetIQ Corporation Amended and Restated 1998 Stock Incentive Compensation Plan (collectively, the “Option Plans”) to purchase shares of the Company’s common stock, par value $.001 per share (the “Common Stock”) (the “Eligible Options”), for new options (the “New Options”) to purchase shares of the Common Stock to be granted under the Plans, upon the terms and subject to the conditions described in the Offer to Exchange and the related Letter of Transmittal. The Offer to Exchange and the Letter of Transmittal, as they may be amended or supplemented from time to time, are together referred to as the “Offer”. The number of shares of Common Stock subject to the New Options will be determined based on the number of Eligible Options that are accepted for exchange and canceled and on the exchange rates which apply depending upon the exercise price of the Eligible Options that are accepted for exchange. The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“The Offer; Number of Options; Expiration Date”), Section 5 (“Acceptance of Options for Exchange and Grant of New Options”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

(c)  Trading Market and Price.

The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person

(a)  Name and Address.

The information set forth under Item 2(a) above is incorporated herein by reference.

Item 4.    Terms of the Transaction

(a)  Material Terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Introduction,” Section 1 (“The Offer; Number of Options; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Grant of New Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Federal Income Tax Consequences”) Section 14 (“Important Legal and Tax Information for Non-U.S. Employees”) and Section 15 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

(b)  Purchases.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

(a)  Transactions.

Not Applicable.

(b)  Significant Corporate Events.

Not Applicable.

(e)  Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals

(a)  Purposes.

The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b)  Use of Securities Acquired.

The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Grant of New Options”) and Section 11 (“Status of Options Acquired in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)  Plans.

The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration

(a)  Source of Funds.

The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b)  Conditions.

The information set forth in the Offer to Exchange under Section 6 (“Conditions of the Offer”) and Section 14 (“Important Legal and Tax Information for Non-U.S. Employees”) is incorporated herein by reference.

(c)  Expenses.

Not applicable.

(d)  Borrowed Funds.

Not applicable.

Item 8.    Interests in Securities of the Subject Company

(a)  Securities Ownership.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

(b)  Securities Transactions.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used

(a)  Solicitations or Recommendations.

Not applicable.

(b)  Employees and Corporate Assets.

Not applicable.

Item 10.    Financial Statements

(a)  Financial Information.

The information set forth in the Offer to Exchange under Section 9 (“Information Concerning NetIQ Corporation”) and Section 17 (“Additional Information”) is incorporated herein by reference.

The information set forth on pages 45 through 67 of the Company’s Annual Report on Form 10-K for its fiscal year ended June 30, 2002, and the information set forth on pages 3 through 9 of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 is incorporated herein by reference.

(b)  Pro Forma Information.

Not applicable.

Item 11.    Additional Information

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)  Other Material Information.

Not applicable.

Item 12.    Exhibits

(a)(1)(A)	Offer to Exchange dated November 18, 2002.

(a)(1)(B)	Form of Letter of Transmittal.

(a)(1)(C)	Form of Letter to Eligible Option Holders Regarding Offer.

(a)(1)(D)	Form of Notice of Withdrawal of Tender.

(a)(1)(E)	Form of Letter to Tendering Option Holders Regarding Acceptance of Tendered Options.

(b)	Not applicable.

(d)(1)	NetIQ Corporation 1995 Stock Plan, Amended and Restated as of September 16, 2002.

(d)(2)
Form of Stock Option Agreement under the 1995 Stock Plan, Amended as of September 16, 2001 previously filed with the Commission on July 27, 1999 as Exhibit 10.3B to the Company’s Registration Statement on Form S-8, Registration No. 333-81682, which is incorporated herein by reference.

(d)(3)
NetIQ Corporation 2002 Stock Plan previously filed with the Commission on January 30, 2002 as Exhibit 10.5 to the Company’s Registration Statement on Form S-8, Registration No. 333-81682, which is incorporated herein by reference.

(d)(4)
Mission Critical Software, Inc. 1997 Stock Plan (as amended May 21, 1999) and form of stock option agreement thereunder previously filed with the Commission on May 15, 2000 as Exhibit 4.1(a) to the Company’s Registration Statement on Form S-8, Registration No. 333-37076, which is incorporated herein by reference.

(d)(5)
WebTrends Corporation 1997 Stock Incentive Compensation Plan and form of stock option agreement thereunder previously filed with the Commission on April 16, 2001 as Exhibit 4.1(a) to the Company’s Registration Statement on Form S-8, Registration No. 333-59034, which is incorporated herein by reference.

(d)(6)
NetIQ Corporation Amended and Restated 1998 Stock Incentive Compensation Plan and form of stock option agreement thereunder previously filed with the Commission on April 16, 2001 as Exhibit 4.1(b) to the Company’s
Registration Statement on Form S-8, Registration No. 333-59034 which is incorporated herein by reference.

(g)	Not applicable

(h)	Not applicable

Item 13.    Information Required By Schedule 13e-3

Not applicable.

v

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

NETIQ CORPORATION /s/ CHARLES M. BOESENBERG Charles M. Boesenberg President, Chief Executive Officer and Chairman of the Board of Directors

Date: November 18, 2002